Exhibit (h)(21)

[Spears Abacus Advisors LLC Letterhead]

August 22, 2008

Mr. Stacey Hong, President

Forum Funds

Three Canal Plaza, Suite 300

Portland, Maine 04101

RE:    Contractual Expense Limitation and Expense Reimbursements

Dear Mr. Hong:

Spears Abacus Advisors LLC (the “Advisor”) agrees to limit its investment advisory fee and reimburse expenses as necessary to ensure that net annual operating expenses (excluding taxes, interest, portfolio transaction expenses and extraordinary expenses) for The BeeHive Fund do not exceed 1.00% through the period from September 1, 2008 through August 31, 2009.

This agreement can only be terminated or amended upon the approval of the Forum Funds’ Board of Trustees and is automatically terminated if the Adviser is no longer a service provider to the Fund. Unless otherwise amended or terminated, this agreement will terminate on August 31, 2009.

Very truly yours,

Spears Abacus Advisors LLC

By:	/s/ Robert Raich
Name:	Robert Raich
Title:	President